UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35537 / April 15, 2025

In the Matter of

NORTH HAVEN PRIVATE INCOME FUND LLC
NORTH HAVEN PRIVATE INCOME FUND A LLC
MS CAPITAL PARTNERS ADVISER INC
245 Park Avenue, 44th Floor
New York, NY 10167

(812-15703)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTIONS 18(a)(2), 18(c), 18(i) AND 61(a) OF THE
ACT

North Haven Private Income Fund LLC, North Haven Private Income Fund A LLC, and MS
Capital Partners Adviser Inc., filed an application on February 20, 2025, and an amendment to
the application on March 17, 2025, requesting an order under section 6(c) of the Investment
Company Act of 1940 ("Act") granting an exemption from sections 18(a)(2), 18(c), 18(i) and
61(a) of the Act. The order permits certain registered closed-end management investment
companies that have elected to be regulated as business development companies to issue multiple
classes of shares with varying sales loads and asset-based distribution and/or service fees.

On March 20, 2025, a notice of the filing of the application was issued (Investment Company
Act Release No. 35507). The notice gave interested persons an opportunity to request a hearing
and stated that an order granting the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, that granting the requested exemption is appropriate in the public interest and
consistent with the protection of investors and the purposes fairly intended by the policy and
provisions of the Act.

Accordingly, in the matter of North Haven Private Income Fund LLC, et al. (File No. 812-
15703),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 18(a)(2), 18(c), 18(i) and 61(a) of the Act is granted, effective immediately, subject to the condition contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.